Exhibit 99.1

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	29 August 2017

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	Two separate events • 18 September 2017 • 19 September 2017
No. of securities held prior to change
404,038 ordinary shares/CUFS registered in the name of the Director (of which 32,555 are in a holding lock until 16 September 2018, 16,659 are in holding lock until 19 September 2018 39,490 are in a holding lock until 20 September 2018.

Class	Ordinary shares/CUFS
Number acquired
139,788 ordinary shares/CUFS following vesting of 139,788 Return on Capital Employed Restricted Stock Units (ROCE RSUs) on 18 September 2017.

97,629 ordinary shares/CUFS following vesting of and 97,629 Relative Total Shareholder Return Restricted Stock Units (Relative TSR RSUs) Relative TSR RSUs on 19 September 2017.

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

Number disposed	90,010 ordinary shares/CUFS sold on 18 September 2017. 46,938 ordinary shares/CUFS sold on 19 September 2017.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation
•    Vesting of ROCE RSUs on 18 September 2017 - Nil;
•    Vesting of Relative TSR RSUs on 19 September 2017 - Nil;
•    Sale of ordinary shares/CUFS issued pursuant to vesting of ROCE RSUs on 18 September 2017 - $1,550,519.46; and
•    Sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs on 19 September 2017 - $819,560.95.

No. of securities held after change
Current relevant interest is:

504,507 ordinary shares/CUFS registered in the name of the Director (of which 32,555 are in a holding lock until 16 September 2018, 16,659 are in holding lock until 19 September 2018 39,490 are in a holding lock until 20 September 2018, 12,445 are in a holding lock until 18 September 2019 and 12,673 are in a holding lock until 19 September 2019).

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Four separate events:

•    139,788 ordinary shares/CUFS issued pursuant to vesting of 139,788 ROCE RSUs on 18 September 2017.
•    97,629 ordinary shares/CUFS issued pursuant to vesting of 97,629 Relative TSR RSUs on 19 September 2017.

•    The on-market sale of ordinary shares/CUFS issued pursuant to vesting of ROCE RSUs and Relative TSR RSUs as follows:
-    90,010 on 18 September 2017; and
-    46,938 on 19 September 2017

o    The disposal of 136,948 shares is required to fund (i) US State and Federal withholding tax obligations (which are payable on vesting of RSUs) and (ii) sale costs;
o    100% of the remaining shares have been retained, 25% of which are subject to a two-year holding lock in accordance with the James Hardie stock accumulation policy.

Following the sale the shareholding of the Director is currently more than 150% of his Board-approved shareholding target.

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change	Two separate events • 18 September 2017 – Vesting and cancellation of RSUs • 19 September 2017 – Vesting of RSUs
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 1,017,921 Relative TSR RSUs; and • 818,527 ROCE RSUs.
Interest acquired	Not applicable
Interest disposed
139,788 ROCE RSUs vested on 18 September 2017.

93,192 ROCE RSUs were cancelled on 18 September 2017 as the performance conditions for vesting were not met.

97,629 Relative TSR RSUs vested on 19 September 2017.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.
Interest after change	Current interests in contracts: • 920,292 Relative TSR RSUs; and • 585,547 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

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